Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2022, Mobileye Global Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the Class A common stock, par value $0.01 per share, of the Company.

For purposes of this description, references to “the Company,” “us,” “we” or “our” refer to Mobileye Global Inc. and not any of its subsidiaries.

The description below of the terms of our Class A common stock, provisions of our amended and restated certificate of incorporation and amended and restated bylaws, and provisions of the Delaware General Business Corporation Law (the “DGCL”) does not purport to be complete and is subject to, and qualified by, the Company’s amended and restated certificate of incorporation and amended and restated bylaws, and the applicable provisions of the DGCL, as applicable. Copies of these documents have been filed as exhibits to the Company’s Annual Report on Form 10-K, of which this Exhibit 4.1 is a part.

General

Our authorized capital stock consists of 5,530,000,000 shares of capital stock, par value $0.01 per share, of which:

•	4,000,000,000 shares are designated as Class A common stock;
•	1,500,000,000 shares are designated as Class B common stock; and
•	30,000,000 shares are designated as preferred stock.

Under our amended and restated certificate of incorporation, we are authorized to issue up to 5,500,000,000 shares of common stock, including 4,000,000,000 shares of our Class A common stock and 1,500,000,000 shares of our Class B common stock.

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock are identical, except with respect to voting, transfer, and conversion rights.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock and the holders of our Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated articles of incorporation provides that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election.

The holders of one-third of the voting power of our capital stock issued and outstanding, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business.

Conversion

Each share of our Class B common stock is convertible into one share of Class A common stock at the option of the holder, provided that if our Class B common stock is distributed to security holders of Intel Corporation (together with its subsidiaries, “Intel”) in a transaction (including any distribution in exchange for shares of Intel’s or its successor-in-interest’s common stock or other securities) intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, shares of our Class B common stock will no longer be convertible into shares of Class A common stock at the option of the holder. Prior to any such distribution, all shares of Class B common stock will automatically be converted into shares of Class A common stock upon the transfer of such shares of Class B common stock by Intel other than to any of Intel’s successors. If such a distribution has not occurred, each share of Class B common stock will also automatically convert at such time as the number of shares of Class B common stock owned by Intel or its successor-in-interest falls below 20% of the outstanding shares of our common stock. Following any such distribution, we may submit to our stockholders a proposal to convert all outstanding shares of our Class B common stock into shares of our Class A common stock, provided that we have received a favorable private letter ruling from the Internal Revenue Service satisfactory to Intel to the effect that the conversion will not affect the intended tax treatment of the distribution. In a meeting of our stockholders called for this purpose, the holders of our Class A common stock and our Class B common stock are entitled to one vote per share and, subject to applicable law, will vote together as a single class and neither class of common stock is entitled to a separate class vote. All conversions will be effected on a share-for-share basis.

Dividends

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation, Dissolution and Winding Up

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock are entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences

Except for the conversion provisions with respect to our Class B common stock described above, holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The common stock will not be subject to further calls or assessment by us. All shares of our outstanding common stock are fully paid and non-assessable. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may issue in the future.

Approval Rights of Holders of Class B Common Stock

In addition to any other vote required by law or by our amended and restated certificate of incorporation, until the first date on which Intel ceases to beneficially own 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of Intel as the holder of the Class B common stock is required in order to authorize us to:

●	adopt or implement any stockholder rights plan or similar takeover defense measure;
•	consolidate or merge with or into any other entity;
•	permit any of our subsidiaries to consolidate or merge with or into any other entity, with certain exceptions;
•	acquire the stock or assets of another entity for consideration in excess of $250,000,000 other than transactions in which we and one or more of our wholly owned subsidiaries are the only parties;
•

issue any stock or other equity securities except to our subsidiaries or pursuant to our employee benefit plans limited to a share reserve of 5% of the outstanding number of shares of our common stock on the immediately preceding December 31;

•	make or commit to make any individual or series of related capital or other expenditures in excess of $250,000,000;
•	create, incur, assume or permit to exist any indebtedness or guarantee any indebtedness in excess of $250,000,000;
•	make any loan to or purchase any debt securities of any person in excess of $250,000,000;
•

redeem, purchase or otherwise acquire or retire for value any equity securities of the company except repurchases from employees, officers, directors or other service providers upon termination of employment or through the exercise of any right of first refusal;

•	take any actions to dissolve, liquidate, or wind-up our company;
•	declare dividends on our stock; and
•	amend, terminate or adopt any provision inconsistent with our amended and restated certificate of incorporation or amended and restated bylaws.

Preferred Stock

Under our amended and restated certificate of incorporation, we are authorized to issue up to 30,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, and our board of directors is expressly authorized to (1) fix the descriptions, powers, preferences, rights, qualifications, limitations, and restrictions with respect to any series of preferred stock and (2) specify the number of shares of any series of preferred stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action.

Anti-Takeover Provisions

Section 203 of the DGCL

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. Under our amended and restated certificate of incorporation, we explicitly opt out of these provisions for so long as Intel owns at least 15% of the combined voting power of our common stock. If Intel owns less than 15% of the combined voting power of our common stock, we will be subject to Section 203 of the DGCL and, as a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws

The below are provisions included in our amended and restated certificate of incorporation and our amended and restated bylaws that could deter hostile takeovers or delay or prevent changes in control of our management team.

Dual class stock

Our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides Intel with the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions.

Board of director vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats, provided that vacancies on our board of directors caused by an action of stockholders may only be filled by a vote of the stockholders until Intel’s holdings in our stock are reduced so that it no longer maintains a majority of the combined voting power of our common stock. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Classified board of directors and removal of directors

Our amended and restated certificate of incorporation provides that, beginning at the first annual meeting of stockholders following any such time that Intel’s holdings in our stock no longer represent at least 20% of the aggregate number of shares of our outstanding common stock, our board of directors will be classified into three classes of directors with staggered three-year terms, so that only one class of directors is elected each year. Our amended and restated certificate of incorporation also provides that, beginning at the first annual meeting of stockholders following any such time that Intel’s holdings in our stock no longer represent at least 20% of the aggregate number of shares of our outstanding common stock, directors will only be able to be removed from office for cause.

Stockholder action and special meetings of the stockholders

Our amended and restated certificate of incorporation provides that, for so long as Intel holds a majority of the combined voting power of our common stock, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of our stockholders may be effected by consent in writing by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If Intel holds less than a majority of the combined voting power of our common stock, any action required or permitted to be taken by our stockholders will have to be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws further provides that special meetings of our stockholders may be called only by our secretary upon written request by a majority of our board of directors, the chairperson of our board of directors, or our chief executive officer, thus prohibiting stockholders from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations

Our amended and restated bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment of Bylaws

Our amended and restated certificate of incorporation provides that our amended and restated bylaws may be altered, amended, or repealed by (i) our board of directors (without the need for consent by our stockholders) and (ii) our stockholders (without the need for consent by our board of directors).

Choice of forum

Our amended and restated certificate of incorporation, to the fullest extent permitted by law, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of us, (2) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (3) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), or Exchange Act, or rules and regulations thereunder. Our amended and restated certificate of incorporation provides that the federal district courts of the U.S. will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our amended and restated certificate of incorporation provides that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act.

Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and to have consented to the foregoing provision; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation contains a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, respectively, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of such provision is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.

However, exculpation does not apply to any director if the director has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, or redemptions or derived an improper benefit from his, her or their actions as a director.

Our amended and restated bylaws provides that we must generally indemnify, and advance expenses to, our directors and officers appointed by our board of directors to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, employees, and agents for some liabilities.

We have entered into separate indemnification agreements with each of our directors and executive officers pursuant to which we agreed to indemnify them to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Amended and Restated Certificate of Incorporation Relating to Related Person Transactions and Corporate Opportunities

In anticipation that we and Intel may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the benefits to be derived by us through our continued contractual, corporate, and business relations with Intel (including service of officers and/or directors of Intel as officers and/or directors of our company), certain provisions of our amended and restated certificate of incorporation described below will regulate and define the conduct of certain affairs of our company as they may involve Intel and its officers and directors, and the powers, rights, duties, and liabilities of our company and our officers, directors, and stockholders in connection with such affairs.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, so long as the material facts as to a contract, agreement, arrangement, or transaction between us and Intel are disclosed or are known to our board of directors or the committee thereof that authorizes such contract, agreement, arrangement, or transaction, and our board of directors or such committee in good faith authorizes such contract, agreement, arrangement, or transaction by the affirmative vote of a majority of the disinterested directors, even if less than a quorum, no such contract, agreement, arrangement, or transaction will be void or voidable solely for the reason that Intel is a party thereto, and Intel:

•	will be deemed to have fully satisfied and fulfilled any duties to us and our stockholders with respect to such contract, agreement, arrangement, or transaction;
•	will not be liable to us or our stockholders for any breach of fiduciary duty by reason of the entering into, performance or consummation of any such contract, agreement, arrangement, or transaction;
•	will be deemed to have acted in good faith and in a manner it reasonably believed to be in and not opposed to the best interests of our company; and
•	will be deemed not to have breached any duties of loyalty to us or our stockholders and not to have received an improper personal gain from such contract, agreement, arrangement, or transaction.

Our amended and restated certificate of incorporation further provides that, until the later of (i) first date on which Intel ceases to beneficially own 20% or more of the outstanding shares of our common stock and (ii) the date upon which none of our officers and/or directors are also officers and/or directors of Intel, Intel shall have the right to, and shall have no duty not to, engage in the same or similar business activities or lines of business as we do, do business with any of our clients or customers, and employ or otherwise engage any of our officers or employees. We will renounce any interest or expectancy in any such activities and will not be deemed to have an interest or expectancy in any such activities merely because we engage in the same or similar activities or otherwise. To the fullest extent permitted by applicable law, and except as provided in the following paragraph, neither Intel nor any of its officers or directors will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities of Intel or of such person’s participation in such activities. Moreover, except as provided in the following paragraph, in the event that Intel acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Intel and us, Intel will not have any duty to communicate or present it to us, and Intel shall not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that it pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not present such corporate opportunity to us.

Our amended and restated certificate of incorporation also provides that, until the later of (i) first date on which Intel ceases to beneficially own 20% or more of the outstanding shares of our common stock and (ii) the date upon which none of our officers and/or directors are also officers and/or directors of Intel, to the fullest extent permitted by applicable law, in the event that our director or officer who is also a director or officer of Intel acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Intel and which may be properly pursued by us, such director or officer will be deemed to have fully satisfied and fulfilled such person’s fiduciary duty to us and our stockholders with respect to such corporate opportunity, will not be liable to us or our stockholders for any breach of fiduciary duty because Intel pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or entity or does not present such corporate opportunity to us, will be deemed to have acted in good faith and in a manner such person reasonably believes to be in and not opposed to our best interests, and will be deemed not to have breached such person’s duty of loyalty to us or our stockholders or to have received an improper personal gain therefrom; provided that such director or officer acts in good faith in a manner consistent with the following policy:

•

where a corporate opportunity is offered to a person who is our director and/or officer and who is also a director and/or officer of Intel, we shall be entitled to pursue such opportunity only if such opportunity is expressly offered to such person solely in his or her capacity as our director and/or officer, as applicable; and

•

if our officer and/or director, who also serves as an officer and/or director of Intel, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Intel in any manner not addressed by the foregoing bullet point, such officer or director shall have no duty to communicate or present such corporate opportunity to us and shall to the fullest extent permitted by law not be liable to us or our stockholders for breach of fiduciary duty as our officer or director by reason of the fact that Intel pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity or does not present such corporate opportunity to us.

Listing

Our Class A common stock is listed on Nasdaq under the symbol “MBLY”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.